Exhibit 99.34

FOR IMMEDIATE RELEASE TSX Symbol: COA NASDAQ OMX Symbol: COA Coastal to Present at Craig-Hallum’s 3rd Annual Alpha Select Conference VANCOUVER, British Columbia — September 20, 2012 — Coastal Contacts, Inc. (“Coastal”) (TSX: COA; NASDAQ OMX (STOCKHOLM): COA.ST), one of the largest online retailers of vision care products in the world, has been invited to present at Craig-Hallum’s 3rd Annual Alpha Select Conference held at Sentry Centers in New York City on September 27, 2012. Coastal management is scheduled to present at 11:20 a.m. Eastern time with one-on-one meetings held throughout the day. About Coastal Contacts Inc.: Coastal Contacts, Inc. is one of the largest online retailers of vision products in the world. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View Project. Founded in the year 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, Coastallens.com and our newest site Lensway.com.br. For Further Information: Terry Vanderkruyk Vice President, Corporate Development Coastal Contacts Inc. 604.676.4498 terryv@coastal.com or Liolios Group Inc. Scott Liolios or Cody Slach Tel 949.574.3860 COA@liolios.com Forward Looking Statements All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated December 14, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.